UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TROVAGENE, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

897238309

(CUSIP Number)

July 30, 2013

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 897238309	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,142,857
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,142,857
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON* IA

SCHEDULE 13G

CUSIP No. 897238309	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,142,857
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,142,857
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

CUSIP No. 897238309	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,309,286
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,309,286
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,286
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer: Trovagene, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
11055 Flintkote Avenue, Suite B, San Diego, CA 92121

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 897238309

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons’ ownership of the Common Stock as of August 9, 2013 is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons are held of record by Swiftcurrent Offshore Ltd, in the amount set on its cover page, as well as Swiftcurrent Partners L.P., which has ownership of less than five percent of the Common Stock.   Bridger Management LLC is the investment adviser to Swiftcurrent Partners L.P. and Swiftcurrent Offshore Ltd. and, as such, may be deemed to share beneficial ownership of such shares of Common Stock.  Roberto Mignone is the managing member of Bridger Management, LLC.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 9, 2013
BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT OFFSHORE, LTD.
By:	Bridger Management, LLC, its investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

EXHIBIT INDEX

Exhibit I: Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 9, 2013
BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT OFFSHORE, LTD.
By:	Bridger Management, LLC, its investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member